August 4, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:              Virginia Electric and Power Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed April 30, 2009
Form 10-Q for the Quarter Ended September 30, 2008
Filed October 30, 2008
Form 10-Q for the Quarter Ended June 30, 2008
Filed July 31, 2008
Form 10-Q for the Quarter Ended March 31, 2008
Filed May 1, 2008
File No. 001-02255

Dear Mr. Owings:

Virginia Electric and Power Company (the Company) received the Staff's letter dated July 14, 2009, which provided comments on the above-referenced documents.  References to "Virginia Power" in the letter refer to Virginia Electric and Power Company and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff's comments are set forth below and are followed by the Company's responses.

Annual Report on Form 10-K for the Year Ended December 31, 2008

Item 5. Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17

Staff Comments:

1.	Please affirmatively state that there is no established public trading market for your stock. Refer to Item 201(a)(1)(i) of Regulation S-K.

Response

There is no established public trading market for the Company’s common stock, all of which is owned by our parent, Dominion Resources, Inc.  In future filings, we will clarify our disclosure and report that there is no established public trading market for the Company’s common stock.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 24

Contractual Obligations, page 27

Staff Comments:

2.	Explain if the other liabilities on the balance sheet totaling $282 million as of December 31, 2008 are reflected in the recorded contractual obligations table; if they are not, please revise.

Response

We believe the amounts reported in Other long-term liabilities on the Consolidated Balance Sheet were appropriately excluded from the contractual obligations table based on the disclosure requirements of Regulation S-K, Item 303(a)(5).

The items included in other long-term liabilities in the Consolidated Balance Sheet consist of employee benefit obligations ($138 million), the long-term portion of taxes payable ($110 million), including those related to unrecognized income tax benefits, and other individually insignificant miscellaneous non-current liabilities ($34 million) which were excluded from the contractual obligations table since these items will either not require cash payment upon settlement or the timing of payment is uncertain.

As discussed in footnote 3 to our contractual obligations table, the amounts exclude employee benefit obligations since they are not contractually fixed as to timing and amount.  Footnote 3 also indicates that certain amounts related to taxes payable are excluded from the table due to the uncertainty about the timing and amounts that will ultimately be paid to settle these items.  We also include a reference to Notes 5 and 19 to the Consolidated Financial Statements, where these items are discussed.  We believe these items are appropriately excluded from the contractual obligations table since Item 303(a)(5) indicates that the tabular disclosure of contractual obligations should contain “pertinent data to the extent necessary for an understanding of the timing and amount of the registrant’s specified contractual obligations.”

Item 8. Financial Statements and Supplementary Data, page 29

Note 2. Significant Accounting Policies, page 37

Staff comments:

3.	Please advise us or revise to include an environmental accounting policy footnote. Refer to paragraph 151 of SOP no. 96-1 and SAB Topic 5Y Question 2.

Response

SAB Topic 5Y Question 2 references SOP No 96-1 for the applicable guidance for disclosures that are required and recommended regarding both recorded and unrecorded environmental remediation liabilities.  Paragraph 151 of SOP No 96-1 refers to APB Opinion No. 22, Disclosure of Accounting Policies, which provides guidance regarding accounting principles that should be described in the accounting policies note to the financial statements.  APB Opinion 22, paragraph 12, indicates that entities should disclose those accounting principles that “materially affect the determination of financial position or results of operations.”

Consistent with prior periods, there were no environmental claims that materially impacted our results of our operations or financial condition as of December 31, 2008 and therefore we did not include an environmental accounting policy disclosure.  However, we will continue to evaluate the need for additional disclosures.

Note 6. Fair Value Measurements, page 44

Staff comments:

4.
Refer to the second paragraph. We note your disclosure that “[i]n the absence of actively-quoted market prices, we seek price information from external sources, including broker quotes and industry publications.” We also note that the majority of your derivative assets and liabilities were classified as level 2 in your fair value hierarchy. In this regard, please explain how you determined these derivative assets and liabilities were appropriately classified as level 2 in your fair value hierarchy. To the extent that observable data was not present with respect to the derivative instruments and that your valuation was solely based on broker quotes, please advise us of the nature of these quotes and explain how you concluded the level 2 classification was appropriate. Please see paragraph 28 of SFAS no 157.

Response

The substantial majority of our assets and liabilities valuation is determined based upon executed trades of identical or similar assets and liabilities in our principal markets.  Thus, our use of broker quotes to value our derivatives is very limited.

When evaluating broker quotes and prices provided by pricing services we consider our framework for level 2 versus level 3 classification. Inputs to fair value measurements are considered to be level 2 inputs when they represent any of the following: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability or inputs that are derived from observable market data by correlation or other means. To aid in that determination, we consider the following 12 questions in regards to the evaluation of the reliability of each quote obtained from a third party:

1)	Is the pricing source independent of the entity and the security being measured?
2)	Is the pricing source reputable and nationally recognized?
3)	If a broker, does the broker trade or make a market in this particular security?
4)	If a pricing service, how does the pricing service obtain prices for each type of security?
5)	Is the quote from the pricing source based on a model or recent trades?
6)	If based on a model, what type of model is used to price each type of security?
7)	If based on a model, what are the significant or sensitive assumptions, inputs, and sources of inputs included in the models for each type of security?
8)	If based on a model, are the inputs based on available market data or are the inputs unobservable in the market?
9)	If based on a model, are the models, assumptions, and inputs the same as used for our own books and records?
10)	If based on a model, was the model subject to price validation procedures by the broker?
11)	Is the quoted price reflective of a market we can access?
12)	Does the broker express disclaimers or limitations on the use of the quote such that we may be unable or unwilling to rely on the confirmation?

Based on an evaluation of our fair value hierarchy criteria as well as the above factors, we determine whether the inputs qualify the fair value measurement to be classified as level 2. If less than a significant amount of the inputs are considered unobservable, then the fair value measurement is classified as level 2. However, if a significant amount of unobservable inputs are used in determining the fair value measurement for the derivative, then that would indicate that, even though a broker or other pricing service quote was available, the measurement is considered to be unobservable, and therefore the fair value measurement would be classified as level 3.

5.	With a view to enhance your disclosures, please consider expanding your footnote to include your consideration of the following with regard to the use of external broker pricing information.

•	Whether the broker is willing and able to trade at the quoted price.
•	If the broker quotes are based on an active market, or an inactive market.
•	The extent to which brokers are utilizing a particular model if pricing is not readily available.

Response:

In future filings, we will expand our disclosures regarding fair value measurements to indicate that we consider the above criteria when evaluating pricing information provided by brokers and other pricing services.

Note 8. Investments, page 46

Staff comments:

6.
Please tell us and disclose the proceeds from the sales of available-for-sale securities for all years presented. See paragraph 21.a of SFAS no. 115. If the proceeds were significant relative to the underlying assets, please explain how you could have reasonably concluded that the available-for-sale classification was appropriate under Statement no. 115. We may have further comment.

Response:

The proceeds from sales of available-for-sale securities for the years ended 2008, 2007 and 2006 were $410 million, $520 million and $533 million and were presented on the face of the Consolidated Statement of Cash Flows. We will include a disclosure of the proceeds from sales of available-for-sale securities in future filings.

We hold investments in marketable debt and equity securities in external nuclear decommissioning trusts for the purpose of long-term growth in order to fund future nuclear decommissioning activities. The classification of these investments as trading or available-for-sale must be made at acquisition. Our policy is to initially classify the investments as available-for-sale based on the long-term growth investment strategy and the unknown holding period of the securities.

In principle, we do not believe that the definition of a trading security, characterized by a short holding period and short-term profit objective, is consistent with the investment strategy of long-term growth in our nuclear decommissioning trust funds. We concur with the view expressed in the FASB Implementation Guidance for FAS 115, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities.  Question 34 states:

Q. How often must sales occur to consider an activity "trading"?

A. The phrases selling them in the near term and held for only a short period of time in the description of trading securities contemplate a holding period generally measured in hours and days rather than months or years. Thus, if a security is acquired with the intent of selling it within hours or days, the security must be classified as trading. However, at acquisition an enterprise is not precluded from classifying as trading a security it plans to hold for a longer period…

While the magnitude of gross proceeds from the sales of securities may appear large in relation to the carrying amount of the overall trust, investments held in the trusts are purchased and sold for various reasons, other than for short-term profit or trading purposes.  Such reasons include income tax optimization, portfolio rebalancing and liquidation of positions in connection with changes in fund managers.

Based on the above, we believe that the available-for-sale classification is appropriate for securities held in the nuclear decommissioning trusts.

Note 10. Intangible Assets, page 47

Staff comments:

7.
We note the gains recognized on the sale of emission allowances held for consumption for the three years ended December 31, 2008, as reported on your consolidated statements of cash flows. We also read your disclosure on page 40 that your allowances are held primarily for consumption. Please explain for us if you had allowances classified as held-for-sale. In this regard, please clarify for us how you determine which allowances are to be sold. Furthermore, explain for us if you perform a lower of cost or market analysis on your purchased emission allowances which may be sold or are classified as held-for-sale. We may have further comment.

Response:

We do not acquire emissions allowances for purposes other than consumption and therefore did not classify purchased allowances as held for sale at December 31, 2008. The $68 million carrying amount of emissions allowances as disclosed in Note 10 was primarily comprised of purchased S02 allowances for the vintage years 2009-2020. We had no basis in emissions allowances for vintage years after 2020 as all allowances beyond that date were granted to us. We account for our emissions allowances as intangible assets using a weighted-average cost per vintage year for purposes of determining our amortization expense as well as gains or losses on sales.

Our sales of emissions allowances over the past few years resulted from unique, non-recurring shifts in our expected future emissions requirements, caused in particular by certain investments in emissions control equipment made in connection with an EPA Consent Decree settlement in 2003, as well a fundamental change in plant dispatch experienced upon our entering the PJM Interconnection, LLC regional transmission organization in 2005. We have sold substantially all of the allowances that were deemed excess as a result of those events and do not expect similar levels of sales in the future.
We do not subject our emissions allowances to a lower of cost or market analysis since they are classified as intangible assets.  Rather, we perform impairment assessments, as applicable, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Note 12. Asset Retirement Obligations, page 47

Staff comments:

8.
Explain to us in detail why you do not have sufficient information to estimate a reasonable range of expected retirement dates for certain asset retirement obligations. Please advise what steps you are taking to obtain such information.

Response:

In concluding we could not reasonably estimate a reasonable range of expected retirement dates for our hydroelectric generation facilities and certain electric transmission and distribution assets located on property with easements, right of ways, franchises and leases agreements, we considered paragraph 5(b) of FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

The economic lives of these assets can be extended indefinitely through regular repair and maintenance. We currently have no plans to retire or dispose of any of the assets for which we have not recorded asset retirement obligations and, therefore, plan to operate these assets indefinitely.   This view is supportable based upon our past practice to renew the easements, right of ways, franchises, and lease agreements in order to maintain utility service for property with electric transmission and distribution assets, as well as continued maintenance of our assets that has extended their economic lives.  As a result, a retirement date is not determinable for these assets.

We continue to monitor operational and strategic developments to identify if sufficient information exists to reasonably estimate an expected retirement date for these assets.

Note 13. Variable Interest Entities, page 48

Staff comments:

9.
Please summarize for us your FIN 46R assessment with respect to your long-term power and capacity contracts with the four non-utility generators and advise us why you were unable to determine whether they were variable interest entities (VIEs). Please advise how you concluded you were not the primary beneficiary, if they were VIEs, based on your qualitative analysis.

Response:

As described further below, we qualitatively determined that if the non-utility generators (NUGs) were determined to be VIEs, the primary beneficiaries would be the equity holders since our long-term power and purchase contracts (PPAs) expire significantly before the end of the expected lives of the NUGs, the equity holders are exposed to significant other risks associated with the NUGs’ operations, the payments in the power purchase agreement only partially reimburse the NUGs’ fuel and energy costs and we have not provided the equity holders with guarantees to protect their interests. We do not have subordinated debt, guarantees, put or call options, or other derivatives with the NUGs that expose the Company to risk of loss.  Our only pecuniary interests in the NUGs are our commitments under the PPAs.  Therefore, we are not exposed to any risk of loss from the contractual arrangements other than the remaining purchase commitments.

Consistent with the requirements of FIN 46R, we requested from each of the NUGs detailed contractual, financial and operational information necessary for us to understand the design of the entities and determine qualitatively and quantitatively whether or not the NUGs were VIEs. The NUGs did not provide all items requested, primarily because the PPAs did not contain provisions requiring them to do so. Without receiving all of the requested information from the NUGs, we could not measure expected losses and quantitatively assess the sufficiency of equity, nor were we able to determine with certainty whether or not the equity holders possessed the characteristics of a controlling financial interest. As a result, our evaluation of the NUGs under FIN 46R was largely focused on qualitative assessments as to whether we would be the primary beneficiary if the NUGs were actually deemed to be VIEs.

As our FIN 46R evaluation was focused on determining whether or not we could be the primary beneficiary of the potential VIEs, we qualitatively compared our variable interests to those of the equity holders and debt holders (as applicable) whom we believed to be the other major variable interests to consider. As noted above, our only pecuniary interests in the NUGs are our payment obligations for purchased power and capacity that we receive under the PPAs and we do not provide any other forms of subordinated financial support. The PPAs provide for fixed capacity payments and variable energy payments.  The variable energy payments fluctuate over time based on a coal or gas index. For two of the NUGs, the equity holders have the ability to provide power under the PPAs either from the coal-fired power plants owned by the entities or by purchasing power from PJM Interconnection, LLC (PJM). Our qualitative assessment and conclusion that we would not be the primary beneficiary of the NUGs was based on the following key factors:

•
We determined that the NUGs’ power plants are likely to operate an additional 15 to 25 years after expiration of the PPAs, depending upon the NUG, and therefore, we would not be associated with the NUGs for a significant portion of the remaining economic lives of the entities. After the PPAs expire (2015-2021), all risks and rewards of the NUGs’ operations would be attributable to the equity and debt holders.  The PPAs are not currently expected to be renewed by the Company. We made the economic life determination using forward views of the energy markets, capacity requirements for generation in the Commonwealth of Virginia (and  PJM in general), our estimates of the operational and maintenance costs of the NUGs’ power plants, certain representations regarding future capital expenditures and other operational information received from the NUGs.

•
Under the PPAs, depending upon the NUG, the variable energy payment is primarily based on the solid fuel index (SFI), which is a composite average of the Company’s in-system coal costs or a gas index.  We understand that certain NUGs’ coal purchase contracts include pricing adjustments that are tied to changes in SFI.  However, the coal contracts were generally expected to expire prior to the expiration of the PPAs and most likely would not be renewed at SFI based on current coal market conditions.  Furthermore, the energy payments are based on fixed operational performance measures of the power plants, such as a fixed heat rate, established at the inception of the PPAs.  The equity holders directly absorb variability of the power plants’ performance to the extent these plants are not operated in a manner consistent with these fixed operational performance measures.

•
As discussed above, two of the NUGs may fulfill the PPAs by providing power either from the PJM spot market or from the owned coal-fired power plants.  We estimate that power will be supplied from PJM approximately 20% of the time to fulfill the NUGs’ requirements under the PPAs.  When power is supplied from the PJM spot market, the PPAs’ energy payment, which is based on SFI, will not match the NUGs’ actual energy costs (PJM spot price).

•
The equity holders (and debt holders, as applicable) absorb all variability for other aspects of the NUGs’ operations including: routine operation and maintenance costs, major repair costs and capital expenditures, property damage, force majeure and weather events, employee, legal and tax matters, environmental risks and compliance costs, all third party liabilities and the residual values of the plant investments.

•
We, through our PPAs, collaborate on certain operational aspects of dispatching the plant and scheduling outage events, but do not control, participate in or restrict any other aspect of the equity holders operations of the NUGs, including issuance of debt, payment of dividends and returns of equity, mergers, etc.

Note 15. Long-Term Debt, page 49

Staff comments:

10.
We note you disclose in MD&A on page 21 that you recorded a benefit of $23 million in 2008 within Interest and related charges related to the redemption of your callable and puttable enhanced securities. In this regard, tell us and disclose the exact nature of the benefit. Please explain to us why you did not record a regulatory liability in connection with this redemption. Refer to paragraphs 11c and 37 of SFAS no. 71.

Response:

The Company’s Unsecured Callable and Puttable Enhanced Securities (CAPES) were issued in 2003 and contained both call and put options.  The stated interest rate on the CAPES was 4.10%; however, upon exercise of the call option, the rate on the CAPES was to increase to 6.38%.  Based on the accounting guidance in EITF No. 86-15 and SAB No. 68 Question 2, from inception of the CAPES through December 2008, we accrued interest at a level yield (a rate much closer to 6.38% than to 4.10%) due to the assumed future exercise of the call option, but only paid cash interest at the stated 4.10% of the CAPES.   In December 2008, the call option, which was held by a third party and outside of the Company’s control, expired unexercised due to the unexpected interest rate environment.  Therefore, the put option became operative and we redeemed the CAPES at par.  Since the call option was not exercised, the 6.38% interest rate on the CAPES never became applicable.  The $23 million difference between the interest expense we accrued and the interest expense we paid was recognized in December 2008 as a benefit, since the CAPES were redeemed and were not replaced by another security.

The guidance in SFAS No. 71 paragraphs 11c and 37 states that a regulatory liability should be recorded if a regulator requires a gain to be given to customers over future periods.  Our regulators have previously allowed a level of interest expense in rates equivalent to cash interest expense actually paid by the Company.  Therefore, we determined it was inappropriate to record a regulatory liability for the $23 million non-cash benefit on accrued but unpaid interest, since we do not believe this non-cash benefit would be required to be refunded to customers.

Note 16. Preferred Stock, page 49

Staff comments:

11.
We note your preferred stock is classified as mezzanine on the balance sheet. We assume you applied EITF Topic no. D-98 with respect to evaluating the proper classification of your preferred stock. If our assumption is correct, then please explain to us and disclose the underlying facts and circumstances that led to the reclassification of the preferred stock outside of permanent equity.

Response:

Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity and in the mezzanine section if they are redeemable at a fixed or determinable price on a fixed or determinable date, at the option of the holder, or upon the occurrence of an event that is not solely within the control of the issuer.  EITF Topic No. D-98 stated that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the security to be classified outside of permanent equity.

The terms of our preferred stock state that “dividends on the … preferred stock will accumulate, whether or not declared, from the date on which the Company issues the shares at the dividend rate applicable from time to time. … If dividends are in arrears on any outstanding shares of preferred stock of the Company in an amount equal to full dividends for one year or more, the holders of the preferred stock become entitled, as a class, to elect a majority of the board of directors of the Company, and this privilege does not terminate until full dividends have been provided for all past periods and for the current period.”  If the dividends do become in arrears, the holders of our preferred stock could then elect a new board to hold a majority of the positions on the Board and essentially force redemption of the stock.  Even though the terms of the preferred stock do not specifically indicate that this redemption would occur after the new Board of Directors (Board) is elected, the new Board would have the authority under Virginia law to cause the Company to redeem the shares and management would have to execute upon their directive.  The triggering event for the redemption decision, that is the election of a majority of the Board by the preferred shareholders, is outside of the control of the Company.  Consequently, we meet the requirements to present our preferred stock in the mezzanine section.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 82.

Staff comments:

12.	Please revise your disclosure to clarify whether the table includes shares that each person has the right to acquire within 60 days. Refer to Item 403 of Regulation S-K.

Response:

In future filings, we will clarify our disclosure for the table required by Item 403 of Regulation S-K, Security Ownership of Certain Beneficial Owners and Management, and indicate by footnote to such table the amount of shares with respect to which each person has the right to acquire beneficial ownership within 60 days.

Item 13. Certain Relationships and Related Transactions, page 82

Staff comments:

13.
You state that Messrs. Farrell, Chewning and Rogers are not independent. Please disclose the standards by which their lack of independence has been determined in accordance with Item 407(a) of Regulation S-K.

Response:

Under New York Stock Exchange (NYSE) listing standards, Messrs. Farrell, Chewning and Rogers are not independent as they are executive officers of Virginia Electric and Power Company or of its parent company, Dominion Resources, Inc.  All of our outstanding common stock is owned by Dominion Resources, Inc. and therefore, we are a “controlled” company under the rules of the NYSE.  Because we meet the definition of a "controlled company" and have only debt securities and preferred stock listed on the NYSE, we are exempt under Section 303A of the New York Stock Exchange Rules from the provisions relating to board committees and the requirement to have a majority of our board be independent.  In future filings we will clarify that we are relying upon such exemption.

Item 14. Principal Accountant Fees and Services, page 83

Staff comments:

14.
You state that your board “has adopted a pre-approval policy for [your] independent auditor’s services and fees” and has delegated the execution of this policy to your parent’s audit committee. Please describe this pre-approval policy in accordance with Item 14(5) of Form 10-K.

Response:

The Company’s board has adopted the Dominion Resources, Inc. Audit Committee Pre-Approval Policy for our independent auditor’s services and fees and has delegated the execution of this policy to Dominion Resources, Inc.’s audit committee (DRI Audit Committee).  In accordance with this delegation, each year the DRI Audit Committee pre-approves a schedule that details the services to be provided for the following year and an estimated charge for such services.  At its December 2008 meeting, the DRI Audit Committee approved the Company’s schedule of services and fees for 2009.  In accordance with the pre-approval policy, any changes to the pre-approved schedule may be pre-approved by the DRI Audit Committee or a member of this committee.  In future filings we will describe the pre-approval policy.

Exhibits 31.1 and 31.2

Staff comments:

15.
We note that your filing contained management’s report on internal control over financial reporting as required by Item 308T of Regulation S-K. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintain internal control over financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2008 that includes Item 9A, financial statements, and new, corrected certifications. Please also amend your Form 10-K for the year ended December 31, 2007 and your Forms 10-Q for the periods ended March 31, 2009, September 30, 2008, June 30, 2008 and March 2008, to address our concerns. With respect to the amendment of your Form 10-K for the year ended December 31, 2007, you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certification. Refer to Question 246.13 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response:

The Company will amend its Forms 10-K for the years ended December 31, 2008 and December 31, 2007 and its Forms 10-Q for the periods ended March 31, 2009, September 30, 2008, June 30, 3008 and March 31, 2008, to include new, corrected certifications to address the Commission’s concerns.

If you have any questions or require further information, please call me at (804) 771-3962 or fax me at (804) 771-6519.

Sincerely,

  /s/ Ashwini Sawhney
Ashwini Sawhney
Vice President - Accounting (Chief Accounting Officer)